Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Final summarized voting map

In the terms of CVM Instruction No. 481/09, discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, about the matters submitted for resolution by the Extraordinary and Annual Stockholders’ Meeting to be held on April 25, 2018 at 11:00 a.m. of Itaú Unibanco Holding S.A., a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description - ordinary agenda	Candidates	Voting	Number of shares	% over total voting
1	Acknowledge and examine the Management Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolve on the Financial Statements for the fiscal year ended December 31, 2017.		Approve	3,022,175,589	99.9999
			Reject	14	0.0001
			Abstain	-	-
2	Resolve on the proposal of the Board of Directors for the allocation of net income for the year, as detailed in the General Stockholders’ Meeting Manual available at https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2018_Eng.pdf:		Approve	3,022,175,603	100.0000
			Reject	-	0.0000
			Abstain	-	0.0000
3	Define the number of members that will comprise the Board of Directors in twelve (12), as proposed by the controlling shareholders:		Approve	3,021,830,064	99.9886
			Reject	341,789	0.0113
			Abstain	3,750	0.0001
4	Do you want to request the adoption of the multiple vote process for the election of the Board of Directors, pursuant to Article 141 of Law No. 6,404 of 1976?		Yes	1,253,038	7.5719
			No	2,106,348	12.7282
			Abstain	13,189,250	79.6999
5	Election of the board of directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alfredo Egydio Setubal	Approve	3,022,140,949	99.9989
			Reject	30,904	0.0010
			Abstain	3,750	0.0001
		Amos Genish (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Ana Lúcia de Mattos Barretto Villela	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Fábio Colletti Barbosa (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Gustavo Jorge Laboissière Loyola (Independent member)	Approve	3,022,117,706	99.9981
			Reject	54,147	0.0018
			Abstain	3,750	0.0001
		João Moreira Salles	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		José Galló (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Marco Ambrogio Crespi Bonomi	Approve	3,022,140,949	99.9989
			Reject	30,904	0.0010
			Abstain	3,750	0.0001
		Pedro Luiz Bodin de Moraes (Independent member)	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Pedro Moreira Salles	Approve	3,022,123,449	99.9983
			Reject	48,404	0.0016
			Abstain	3,750	0.0001
		Ricardo Villela Marino	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
		Roberto Egydio Setubal	Approve	3,022,155,953	99.9993
			Reject	15,900	0.0005
			Abstain	3,750	0.0001
6	If the multiple voting process is adopted, do you want to distribute the vote adopted as the same percentage to the candidates?		Yes	8,747,106	52.8570
			No	-	-
			Abstain	7,801,530	47.1430
7	View of all candidates for the assignment of the % (percentage) of votes to be attributed	Alfredo Egydio Setubal		118,785	8.3537
		Amos Genish (Independent member)		118,785	8.3537
		Ana Lúcia de Mattos Barretto Villela		118,785	8.3537
		Fábio Colletti Barbosa (Independent member)		118,785	8.3537
		Gustavo Jorge Laboissière Loyola (Independent member)		115,308	8.1092
		João Moreira Salles		118,785	8.3537
		José Galló (Independent member)		118,785	8.3537
		Marco Ambrogio Crespi Bonomi		118,785	8.3537
		Pedro Luiz Bodin de Moraes (Independent member)		118,785	8.3537
		Pedro Moreira Salles		118,785	8.3537
		Ricardo Villela Marino		118,785	8.3537
		Roberto Egydio Setubal		118,785	8.3537

8	Minority stockholders with voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance with Article 141, paragraph 4, I, of Law No. 6,404 of 1976?		Yes	-	0.0000
			No	189,244	1.2922
			Abstain	14,456,012	98.7078
9	If neither stockholders with voting rights nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of preferred shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?		Yes	7,370,601	50.3276
			No	4,930	0.0337
			Abstain	7,269,725	49.6388
10	Preferred stockholders with no or restricted voting rights requesting a separate election of a member to the Board of Directors: Do you want to request a separate election of a member to the Board of Directors, in accordance to Article 141, paragraph 4 II of Law No. 6,404 of 1976?		Yes	110,202,438	15.5432
			No	140,534,999	19.8214
			Abstain	458,268,164	64.6353
11	If neither voting stockholders nor preferred stockholders with no or restricted voting rights meet the quorum, respectively, as required by items I and II of paragraph 4 of Article 141 of Law No. 6,404 of 1976, do you want your vote to be added to the votes of voting shares to elect, to the Board of Directors, the candidate with the majority of votes among all those who, as included in this remote voting form, run for election separately?		Yes	478,989,627	67.5579
			No	162,000,077	22.8489
			Abstain	68,015,897	9.5931
12	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election)	Alkimar Ribeiro Moura (Effective)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		José Caruso Cruz Henriques (Effective)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		João Costa (Alternate)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
		Reinaldo Guerreiro (Alternate)	Approve	3,022,171,853	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
13	Nomination of candidates to the fiscal council by stockholders holding preferred shares without voting or restricted voting rights	Carlos Roberto de Albuquerque Sá (Effective)	Approve	679,569,569	74.4861
			Reject	12,178,878	1.3349
			Abstain	220,595,314	24.1790
		Eduardo Azevedo do Valle (Alternate)	Approve	644,081,207	73.6968
			Reject	21,209,952	2.4269
			Abstain	208,670,163	23.8764
14	Resolve on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors in the total value of R$ 370,000,000.00:		Approve	3,010,243,925	99.6052
			Reject	9,862,891	0.3264
			Abstain	2,068,787	0.0685
15	Resolve on the individual monthly compensation of R$15,000.00 for the effective members and R$6,000.00 for the alternate members of the Fiscal Council.		Approve	3,022,014,316	99.9947
			Reject	-	-
			Abstain	161,287	0.0053
Item	Description - extraordinary agenda		Voting	Number of shares	% over total voting
16	Amend the Bylaws to: Register the new number of shares of the Company’s capital stock as a result of the cancellation of 46,217,311 common shares held in treasury (Article 3, head provision):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
17	Include the powers of the General Stockholders’ Meeting to resolve on Stock Grant Plans and adjust the denomination of the Stock Option Plan(item 4.3.g):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
18	Adjust the denomination of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros to B3 S.A. – Brasil, Bolsa, Balcão (item 5.1., and Article 17):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
19	Adjust the wording on the composition of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.2):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
20	Adjust the wording on the powers of the Board of Directors, in line with the practices adopted by the Company and the provisions of the Brazilian Corporate Governance Code (item 6.8):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
21	Improve the wording on the representation rule of the Company (item 10.1.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
22	Amend the composition of statutory revenue reserves (Article 15 and items):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
23	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
24	Update the remittances to the statutory revenue reserve (items 13.3 and 14.1):		Approve	3,022,206,894	99.9999
			Reject	-	-
			Abstain	3,750	0.0001
25	Transfer to the new Statutory Revenue Reserve the balances currently recorded in the Statutory Reserves for Dividends Equalization, for Working Capital Increase, and for Increase Capital in Investees:		Approve	3,022,206,880	99.9999
			Reject	14	0.0000
			Abstain	3,750	0.0001

São Paulo-SP, April 25, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer